UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

AUTHORIZED CAPITAL FIRM

CNPJ/ME No. 06.057.223/0001-71

NIRE 33.300.272.909

EXTRACT OF MINUTES FROM THE BOARD OF DIRECTORS' MEETING

HELD ON DECEMBER 16, 2021

1.               DATE, TIME, AND PLACE: On December 16th, 2021, at 3 p.m., at the headquarters of Sendas Distribuidora S.A. ("Company"), located in city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, no. 6.000, Lote 2, Pal 48959, Annex A, Jacarepaguá, CEP 22775-005.

2.               CALL TO ORDER AND ATTENDANCE: The call was waived by the agreement of the Members, pursuant to the rules of procedure of the Board of Directors.

3.               CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio.

4.               AGENDA: Analysis and resolution on the approval of the terms and conditions of the definitive Onerous Assignment Agreement of Exploration Rights of Commercial Points and Other Arrangements (“Contrato de Cessão Onerosa de Direitos de Exploração de Pontos Comerciais e Outras Avenças”) to be concluded with Companhia Brasileira de Distribuição (“GPA”), in connection with the transaction approved at the Board of Directors Meeting held on October 14, 2021, which will rule the assignment to the Company of seventy (70) stores operated by GPA under the Extra Hiper brand in properties owned by GPA and leased from third parties, as well as the respective lease agreements, which may also involve the purchase of certain existing equipment in stores by the Company (“Assignment Agreement”).

5.               RESOLUTIONS: Starting the work, Messrs. Members of the Board of Directors, Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira and Christophe José Hidalgo, declare that they will abstain from any vote that may take place at this meeting, in order to understand that there is a conflict of interest because they are also part of the GPA Board of Directors, having not participated in the presentations and discussions on the matters of the agenda. Still, Mr. Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, have also stated that they will abstain from voting because they believe there is a potential conflict of interest, as the Company and the GPA are controlled by Casino, with which they have a relationship. A continuous act, the other councilors stated that they believe that they are not in a position of conflict of interest with regard to the analysis of the matters subject to this meeting.

Thus, the members of the Board of Directors present and declared unconflicted, decided, unanimously and without reservation, to approve the terms and conditions of the Assignment Agreement, and authorizing the Company's board of directors to take all measures to conclude and close the said contract.

6.       APPROVAL AND SIGNATURE OF THE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attendees. Rio de Janeiro, December 16, 2021. Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Aline Pacheco Pelucio. Present members of the Board of Directors: Jean-Charles Henri Naouri, Ronaldo Iabrudi dos Santos Pereira, Luiz Nelson Guedes de Carvalho, Christophe José Hidalgo, Philippe Alarcon, David Julien Emeric Lubek, Josseline Marie-José Bernadette De Clausade, José Flavio Ferreira Ramos and Geraldo Luciano Mattos Júnior.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76, as amended.

_______________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.